Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Chilwa Minerals Limited

Level 28, 140 St Georges Terrace

Perth, Western Australia, 6000

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 12, 2026, relating to the consolidated financial statements and schedules of Chilwa Minerals Limited (the Company), which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern due to recurring losses from operations and recurring net cash outflows from operating and investing activities.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO Audit Pty Ltd

Brisbane, Australia

July 9, 2026